UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Heritage Global Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42727E103

(CUSIP Number)

Allan Silber

c/o Point Biopharma Global Inc.

4850 West 78th Street, Indianapolis, Indiana 46268

(647) 812-2417

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42727E103

(1)	Names of reporting persons Allan Silber
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF; SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,280,062 shares of Common Stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,280,062 shares of Common Stock
	(10)	Shared dispositive power 0

(11)

  Aggregate amount beneficially owned by each reporting person

2,280,062 shares of Common Stock, composed of 1,857,397 shares of Common Stock directly owned by Anglian Holdings, LLC, a Limited Liability Company solely owned by Mr. Silber, 374,697 shares of Common Stock owned directly by Mr. Silber and 47,968 shares of Common Stock owned by Mr. Silber’s spouse.

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.22%
(14)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons Anglian Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,857,397 shares of Common Stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,857,397 shares of Common Stock
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 1,857,397 shares of Common Stock.
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ Excludes shares owned by Allan C. Silber individually.
(13)	Percent of class represented by amount in Row (11) 5.06%
(14)	Type of reporting person (see instructions) OO

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D relates to the common stock, $0.01 par value per share (“Common Stock”), issued by Heritage Global Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 12625 High Bluff Drive, Suite 305, San Diego, CA 92130. This Amendment No. 4 amends and restates, in part, the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 14, 2021.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

Mr. Allan Silber, an individual;

Anglian Holdings, LLC, a Limited Liability Company formed under the laws of the State of Delaware. Mr. Silber is the sole member and manager.

(b)

The business address for Mr. Allan Silber is 22 St. Clair Avenue East, Suite 1201, Toronto, Ontario, M4T 2S3, Canada. The business address for Anglian Holdings, LLC is 22 St. Clair Avenue East, Suite 1201, Toronto, Ontario, M4T 2S3, Canada.

(c)	The principal occupation of Mr. Allan Silber is Executive Chairman of Point Biopharma Global Inc., a pharmaceutical company. Its address is 4850 West 78th Street, Indianapolis, Indiana 46268.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Silber is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock owned by Mr. Allan Silber were purchased with personal funds, were granted as stock options to Mr. Silber, or were received as a dividend-in-kind of the Issuer shares by Street Capital Group, Inc. All of the shares of Common Stock owned by Anglian Holdings, LLC were purchased with personal funds.

Item 4. Purpose of Transaction.

Each Reporting Person currently intends to hold all of the shares of Common Stock described herein for investment purposes and may sell such shares as opportunities arise. Mr. Silber may make additional purchases for investment purposes from time to time, through Anglian Holdings, LLC or directly.

Except as set forth above, neither Anglian Holdings, LLC nor Mr. Silber has any current plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Silber beneficially owns 6.22% of the Company’s Common Stock, or 2,280,062 shares of Common Stock, composed of 1,857,397 shares of Common Stock directly owned by Anglian Holdings, LLC, a Limited Liability Company solely owned by Mr. Silber, 374,697 shares of Common Stock owned directly by Mr. Silber and 47,968 shares of Common Stock owned by Mr. Silber’s spouse. Anglian Holdings, LLC beneficially owns 5.06% of the Company’s Common Stock, consisting of 1,857,397 shares of Common Stock held directly.

(b)	Mr. Allan Silber beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 2,280,062 shares of Common Stock

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 2,280,062 shares of Common Stock

Share Dispositive Power: 0 shares of Common Stock

Anglian Holdings, LLC beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 1,857,397 shares of Common Stock

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 1,857,397 shares of Common Stock

Share Dispositive Power: 0 shares of Common Stock

(c)	The following transactions in the Company’s securities by the Reporting Persons have occurred in the past sixty days:

On 4/13/2022, Anglian Holdings, LLC sold 56,441 shares of Common Stock in an open market sale at an aggregate sales price of $1.133 per share.

On 4/20/2022, Anglian Holdings, LLC sold 18,623 shares of Common Stock in an open market sale at an aggregate sales price of $1.10 per share.

On 5/13/2022, Anglian Holdings, LLC sold 200,000 shares of Common Stock in an open market sale at an aggregate sales price of $1.1706 per share.

On 5/16/2022, Anglian Holdings, LLC sold 64,975 shares of Common Stock in an open market sale at an aggregate sales price of $1.1842 per share.

On 5/17/2022, Anglian Holdings, LLC sold 13,519 shares of Common Stock in an open market sale at an aggregate sales price of $1.20 per share.

On 5/18/2022, Anglian Holdings, LLC sold 23,026 shares of Common Stock in an open market sale at an aggregate sales price of $1.20 per share.

On 5/19/2022, Anglian Holdings, LLC sold 30,618 shares of Common Stock in an open market sale at an aggregate sales price of $1.20 per share.

On 5/20/2022, Anglian Holdings, LLC sold 10,986 shares of Common Stock in an open market sale at an aggregate sales price of $1.20 per share.

On 5/24/2022, Anglian Holdings, LLC sold 46,376 shares of Common Stock in an open market sale at an aggregate sales price of $1.2078 per share.

On 5/25/2022, Anglian Holdings, LLC sold 53,851 shares of Common Stock in an open market sale at an aggregate sales price of $1.20 per share.

On 5/26/2022, Anglian Holdings, LLC sold 7,994 shares of Common Stock in an open market sale at an aggregate sales price of $1.20 per share.

On 5/27/2022, Anglian Holdings, LLC sold 14,444 shares of Common Stock in an open market sale at an aggregate sales price of $1.20 per share.

On 5/31/2022, Anglian Holdings, LLC sold 83,999 shares of Common Stock in an open market sale at an aggregate sales price of $1.2015 per share.

On 6/3/2022, Anglian Holdings, LLC sold 101 shares of Common Stock in an open market sale at an aggregate sales price of $1.25 per share.

On 6/6/2022, Anglian Holdings, LLC sold 24,142 shares of Common Stock in an open market sale at an aggregate sales price of $1.2176 per share.

On 6/7/2022, Anglian Holdings, LLC sold 15,946 shares of Common Stock in an open market sale at an aggregate sales price of $1.2613 per share.

No transactions other than those mentioned herein have been effected by Mr. Silber or Anglian Holdings, LLC in the past sixty days.

(d)

Other than Mr. Silber and Anglian Holdings, LLC, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Silber or Anglian Holdings, LLC and any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to be filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2022

/s/ Allan C. Silber
Allan C. Silber

Anglian Holdings, LLC

By:	/s/ Allan C. Silber
Name:	Allan C. Silber
Title:	Manager